                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 1

                         Superior Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $0.001)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868157108
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Thomas R. Denison, Esq.
                            First Reserve Corporation
                               One Lafayette Place
                               Greenwich, CT 06830
                                 (203) 625-2520
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 868157108              SCHEDULE 13D/A               Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Corporation
         I.R.S. No. 06-1210123
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS                                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
   NUMBER OF
    SHARES                 0
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8        SHARED VOTING POWER
     EACH
   REPORTING               11,719,627
    PERSON        --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           11,719,627
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,719,627

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         15.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 868157108              SCHEDULE 13D/A               Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Fund VII, Limited Partnership
         I.R.S. No. 06-1457408
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
   NUMBER OF
    SHARES                 0
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8        SHARED VOTING POWER
     EACH
   REPORTING               6,989,777
    PERSON        --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           6,989,777
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,989,777

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 868157108              SCHEDULE 13D/A               Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Fund VIII, L.P.
         I.R.S. No. 06-1507364
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
   NUMBER OF
    SHARES                 0
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8        SHARED VOTING POWER
     EACH
   REPORTING               4,659,850
    PERSON        --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           4,659,850
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,659,850

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.3%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 868157108              SCHEDULE 13D/A               Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve GP VII, L.P.
         IRS No. 06-1520256
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
   NUMBER OF
    SHARES                 0
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8        SHARED VOTING POWER
     EACH
   REPORTING               6,989,777
    PERSON        --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           6,989,777
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,989,777

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                           ------------------
CUSIP No. 868157108              SCHEDULE 13D/A               Page 6 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve GP VIII, L.P.
         I.R.S. No. 06-1507318
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS                                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
   NUMBER OF
    SHARES                 0
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8        SHARED VOTING POWER
     EACH
   REPORTING               4,659,850
    PERSON        --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           4,659,850
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,659,850

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.3%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to the statement on Schedule 13D originally filed on July 23, 1999, (the "Statement"), is filed by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII" and together with Fund VII, the "Funds"), First Reserve GP VII, L.P., a Delaware limited partnership ("GP VII"), First Reserve GP VIII, L.P., a Delaware limited partnership ("GP VIII"), First Reserve Corporation, a Delaware corporation ("First Reserve" and together with GP VII, GP VIII and the Funds, the "Reporting Parties") and relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Superior Energy Services, Inc., a Delaware corporation (the "Issuer" or "Superior"). That Schedule 13D is hereby amended as set forth below.

ITEM 2. IDENTITY AND BACKGROUND

         The text of Item 2 of the Statement is hereby deleted in its entirety and replaced with the following:

         This Schedule 13D is being filed jointly by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII" and together with Fund VII, the "Funds"), First Reserve GP VII, L.P., a Delaware limited partnership ("GP VII"), First Reserve GP VIII, L.P., a Delaware limited partnership ("GP VIII"), First Reserve Corporation, a Delaware corporation ("First Reserve" and together with GP VII, GP VIII and the Funds, the "Reporting Parties"). GP VII is the general partner of Fund VII, and First Reserve is the general partner of GP VII. GP VIII is the general partner of Fund VIII, and First Reserve is the general partner of GP VIII. The Reporting Parties, by and through the holdings of Fund VII and Fund VIII, directly own more than 5% of the issued and outstanding shares of Common Stock.

         The Funds are Delaware limited partnerships with a limited term of existence, the principal purpose of each of which is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. GP VII is a Delaware limited partnership, the sole purpose of which is to act as the general partner of Fund VII. GP VIII is a Delaware limited partnership, the sole purpose of which is to act as the general partner of Fund VIII. First Reserve is a Delaware corporation and is the general partner of both GP VII and GP VIII. The principal business of First Reserve is to provide investment management services to the Funds and to other investment funds managed by First Reserve.

         The principal business and office address of the Reporting Persons is One Lafayette Place, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference. William E. Macaulay and John A. Hill were previously included as Reporting Parties but are no longer

Reporting Parties because First Reserve does not believe that Mr. Macaulay and Mr. Hill share beneficial ownership of the shares.

         During the last five years, none of the Reporting Parties nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

         The text of Item 4 of the Statement is hereby amended by adding the following:

         On May 3, 2004, Fund VII sold 3,000,000 shares of Common Stock and Fund VIII sold 2,000,000 shares of Common Stock (the "Registered Shares"), pursuant to the effective Form S-3 Registration Statement No. 333-107749. Also on that date, Fund VII sold 780,000 shares of Common Stock and Fund VIII sold 520,000 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Rule 144 Shares"). All of the shares were sold by the Funds in broker's transactions at a price of $10.00 per share, with a commission of $0.05 per share.

         This Amendment No. 1 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Registered Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering of Registered Shares is being made only by means of a prospectus and prospectus supplement. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from Superior Energy Services at 1105 Peters Road, Harvey, Louisiana 70058.

         The Reporting Parties intend to review their investment in Superior on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting Superior, Superior's business and prospects, other investment and business opportunities available to the Reporting Parties, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Superior.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The text of Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

         (a) As of the date hereof, the Reporting Parties and other persons identified in Item 2 are the beneficial owners of the Superior Common Stock in the numbers and percentages set forth in the table below.

                                                                   NUMBERS OF SHARES
                          REPORTING PARTY                          BENEFICIALLY OWNED         PERCENTAGE OF CLASS(3)
                          ---------------                          ------------------         ----------------------

        Fund VII............................................        6,989,777 (2)                      9.4%
        Fund VIII...........................................        4,659,850 (2)                      6.3%
        GP VII (1)..........................................        6,989,777 (2)                      9.4%
        GP VIII (1).........................................        4,659,850 (2)                      6.3%
        First Reserve (1)...................................       11,719,627 (4)                     15.7%

         (1) The shares listed as beneficially owned by GP VII, GP VIII, First Reserve, are owned of record and beneficially by Fund VII and Fund
         VIII. First Reserve is the managing general partner of GP VII and GP VIII which are, in turn, the general partners of Fund VII and Fund VIII.

         (2) Does not include 40,000 shares underlying the options issued to Ben Guill and 30,000 shares underlying the options issued to Joseph Edwards in their capacity as directors of Superior. See footnote 4 below.

         (3) Based on the approximately 74,405,826 shares of Superior Common Stock outstanding as of March 31, 2004 as reported by Superior in its Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as filed with the Securities and Exchange Commission on April 19, 2004.

         (4) Consists of 6,989,777 shares of Common Stock held directly by Fund VII, 4,659,850 shares of Common Stock held directly by Fund VIII, 20,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $5.75, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $10.8906, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $12.45, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $9.73, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $10.36, 20,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $7.91, 5,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $9.73, and 5,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $10.36. The option shares issued to Mr. Guill and to Mr. Edwards were issued to them in their capacity as directors of Superior. First Reserve, Fund VII and Fund VIII may be deemed to share dispositive and voting control over the 40,000 shares underlying the options issued to Mr. Guill and the 30,000 shares underlying the options issued to Mr. Edwards.

         (b) Fund VII and Fund VIII share the power to vote or to direct the vote and the power to dispose or to direct the disposition of all Shares held by them with their general partners, GP VII and GP VIII, respectively, who, in turn, shares voting and dispositive power with its managing general partner, First Reserve.

         (c) During the past 60 days, the following transactions were effected:

             REPORTING PARTY                      DATE         NUMBER OF SHARES      PRICE          TRANSACTION
             ---------------                      ----         ----------------      -----          -----------
Fund VII................................     May 3, 2004            3,000,000      $10.00             Sold
Fund VIII...............................     May 3, 2004            2,000,000      $10.00             Sold
Fund VII................................     May 3, 2004              780,000      $10.00             Sold
Fund VIII...............................     May 3, 2004              520,000      $10.00             Sold

          (d) To the best knowledge of the Reporting Parties, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Parties.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The text of Item 6 of the Statement is hereby amended by adding the following:

         Because the conditions in the Escrow Agreement regarding the average closing prices of Superior Common Stock were satisfied, all of the escrowed shares were released to Mr. Kotts on August 12, 1999.

         Since December 14, 2001, Joseph R. Edwards has been a director of Superior, replacing Mr. Macaulay.

ITEM 7.  MATERIAL TO BE FILED AS AN EXHIBIT

         The text of Item 7 of the Statement is hereby amended by adding the following:

Exhibit A         Joint Filing Agreement of Schedule 13D.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: May 5, 2004


                                    First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                                    By:      First Reserve GP VII, L.P.
                                             its general partner

                                             By:      First Reserve Corporation
                                                      its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director


                                    First Reserve Fund VIII, L.P.,
                                    a Delaware limited partnership

                                    By:      First Reserve GP VIII, L.P.
                                             its general partner

                                             By:      First Reserve Corporation
                                                      its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                    First Reserve GP VII, L.P.,
                                    a Delaware limited partnership

                                    By:      First Reserve Corporation
                                             its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                    First Reserve GP VIII, L.P.,
                                    a Delaware limited partnership

                                    By:      First Reserve Corporation
                                             its general partner

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                    First Reserve Corporation

                                             /s/ Thomas R. Denison
                                             -----------------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                   SCHEDULE I

         The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is One Lafayette Place, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.

                NAME AND POSITION WITH FIRST RESERVE CORPORATION

William E. Macaulay
Chairman, Chief Executive Officer, Managing Director and Director

John A. Hill
Vice Chairman, Managing Director and Director

Ben A. Guill
President, Managing Director and Director

Thomas Sikorski
Managing Director

Will H. Honeybourne
Managing Director and Director

Thomas R. Denison
Managing Director, General Counsel and Secretary

Jennifer Zarrilli
Vice President and Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

Exhibit A                Joint Filing Agreement of Schedule 13D.